Exhibit 99.2

Missfresh Limited Adopted a 2021 Equity Incentive Plan

Missfresh Limited (the “Company”) adopted a 2021 Equity Incentive Plan (the “2021 Plan”), as approved and authorized by the board of directors of the Company (the “Board”) and the compensation committee under the Board, effective on December 15, 2021. Under the 2021 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards under the 2021 Plan (the “Award Pool”) shall initially be two percent (2%) of the total issued and outstanding shares of the Company as of the effective date of the 2021 Plan, provided that (i) the Award Pool shall be increased automatically if and whenever the number of shares that may be issued pursuant to ungranted awards pursuant to the 2021 Plan (the “Ungranted Portion”) accounts for less than one percent (1%) of the then total issued and outstanding shares of the Company, so that for each automatic increase, the Ungranted Portion immediately after such increase shall equal two percent (2%) of the then total issued and outstanding shares of the Company, and (ii) the size of the Award Pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. The Company may grant option, restricted share, restricted share unit or other types of award approved by the Board or a committee of one or more members of the Board pursuant to the 2021 Plan. The 2021 Plan will expire on the tenth anniversary of the effective date.